09042591

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 52145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAMPART SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE INTERNATIONAL PLACE
(No. and Street)

BOSTON (City) MA (State) 02110-2634 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD EGALKA (617) 342-6900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAYER HOFFMAN MCCANN P.C.
(Name – *if individual, state last, first, middle name*)

350 MASSACHUSETTS AVENUE (Address) CAMBRIDGE (City) MA (State) 02139 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 10/30

OATH OR AFFIRMATION

I, RONALD EGALKA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RAMPART SECURITIES, INC., as of JUNE 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me
this 21st day of September 09
Nancy A. Pitts
Notary Public
My Commission Expires 9-25-09

Notary Public

Signature

TREASURER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA
Financial Industry Regulatory Authority

Via Certified/Return Receipt: 7008 3230 0001 2717 6016

September 11, 2009

Mr. Ronald Egalka
Treasurer
Rampart Securities, Inc.
One International Place
14th Floor
Boston, MA 02110-2634

RE: Rampart Securities, Inc.

Dear Mr. Egalka:

This acknowledges receipt of your June 30, 2009 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. **An SIPC Supplemental Report –Pursuant to SEC Rule 17a-5(e)(4).**

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional of district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **September 25, 2009**. Questions may be addressed to Cindy L. Miller, Coordinator, at (617) 532-3489.

Sincerely,

John A. Cogswell

John A. Cogswell
Examination Manager

JAC/jm

99 High Street
9th Floor
Boston, MA
02110-3169

t 617 532 3400
f 617 451 3524
www.finra.org

Enclosure: Form X-17A-5 Part III Facing Page

cc: Andrew Caverly
Assistant Regional Director
Securities and Exchange Commission
33 Arch Street
23rd Floor
Boston, MA 02110

Mayer Hoffman McCann P.C.
Certified Public Accountant
350 Massachusetts Avenue
Cambridge, MA 02139

RAMPART SECURITIES, INC.

One International Place
Boston, MA 02110-2634

September 18, 2009

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street NE
Washington DC 20549

SEC Mail
Mail Processing
Section

SEP 28 2009

Washington, DC
106

Re: September 11th letter from Financial Industry Regulatory Authority

Dear Sir or Madam:

Please find enclosed a copy of the letter that we received stating that the submission of our audited financial statements for the fiscal year ended June 30, 2009 appeared deficient. Please be advised that we are exempt from including an SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4) due to the fact that our gross receipts are less than $500,000.

If you require anything further, please do not hesitate to contact us.

Sincerely,

Ronald Egalka
Treasurer

Member Firm of National Association of Securities Dealers, Inc.
Tel: 617.342.6900 • Fax: 617.342.6910 • www.rimco.com • rsi@rimco.com